Exhibit 21.1

SUBSIDIARIES OF NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

Name of Subsidiary	Jurisdiction of Incorporation
Navios Maritime Midstream Operating LLC*	Marshall Islands
Shinyo Kannika Limited*	Hong Kong
Shinyo Kieran Limited*	British Virgin Islands
Shinyo Ocean Limited*	Hong Kong
Shinyo Saowalak Limited*	British Virgin Islands

*Reflects organizational structure following the close of this offering.